Viit Health, Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Contract labor	20,000.00	
General business expenses		
Bank fees & service charges	1,020.00	50.00
Total General business expenses	**1,020.00**	**50.00**
Hardware Development	81,249.50	
Interest paid	-0.32	
Legal & accounting services	3,175.00	
Research & Development	557,740.04	60,000.00
Taxes paid	-695.00	
Total Expenses	**$662,489.22**	**$60,050.00**
NET OPERATING INCOME	**$ -662,489.22**	**$ -60,050.00**
Other Income		
Interest earned		1.74
Total Other Income	**$0.00**	**$1.74**
NET OTHER INCOME	**$0.00**	**$1.74**
NET INCOME	**$ -662,489.22**	**$ -60,048.26**